SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO § 240.13d-1(a) AND AMENDMENTS

THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 2)*

Navistar International Corporation

(Name of Issuer)

Common Stock, Par Value $0.10

(Title of Class of Securities)

63934E108

(CUSIP Number)

Doron Lipshitz, Esq. O’Melveny & Myers LLP 7 Times Square New York, New York 10036 (212) 326-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 9, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 11 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	63934E108	13D	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS MHR INSTITUTIONAL PARTNERS III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,371,864
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,371,864
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,371,864
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No.	63934E108	13D	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS MHR INSTITUTIONAL ADVISORS III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,371,864
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,371,864
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,371,864
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.	63934E108	13D	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS MHR FUND MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,250,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,250,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,250,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.95%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.	63934E108	13D	Page 5 of 11 Pages

1	NAMES OF REPORTING PERSONS MHR HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,250,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,250,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,250,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.95%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.	63934E108	13D	Page 6 of 11 Pages

1	NAMES OF REPORTING PERSONS MARK H. RACHESKY, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,250,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,250,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,250,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.95%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN; HC

Page 7 of 11 Pages

Page 8 of 11 Pages

This statement on Schedule 13D (this “Statement”) amends and supplements, as Amendment No. 2, the Schedule 13D filed on June 15, 2012 (the “Initial Schedule 13D”), which was amended on June 25, 2012 by Amendment No. 1 to the Initial Schedule 13D (“Amendment No. 1” and, together with the Initial Schedule 13D, the “Schedule 13D”) and relates to shares of common stock, par value $0.10 per share (the “Common Stock”), of Navistar International Corporation (the “Issuer”). Capitalized terms used in this Statement but not defined herein shall have the respective meanings given to such terms in Amendment No. 1.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by adding the following paragraph:

From July 9, 2012 to July 10, 2012, Master Account, Capital Partners (100) and Institutional Partners III acquired an aggregate of 914,163 shares of Common Stock in open market purchases for aggregate consideration (excluding commissions) of approximately $21,542,420.31. All of the funds required to acquire such shares were obtained from the capital of Master Account, Capital Partners (100) and Institutional Partners III.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended by deleting such item in its entirety and replacing it with the following:

The percentages set forth below are calculated based on information contained in the Issuer’s Form 10-Q for the quarterly period ended April 30, 2012, which disclosed that there were 68,546,949 shares of Common Stock outstanding as of May 31, 2012.

(a) (i) Master Account may be deemed to be the beneficial owner of 774,607 shares of Common Stock held for its own account (approximately 1.1% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(ii) Capital Partners (100) may be deemed to be the beneficial owner of 103,529 shares of Common Stock held for its own account (approximately 0.2% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(iii) Advisors may be deemed to be the beneficial owner of 878,136 shares of Common Stock (approximately 1.3% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) 774,607 shares of Common Stock held for the account of Master Account and (B) 103,529 shares of Common Stock held for the account of Capital Partners (100).

(iv) Institutional Partners III may be deemed to be the beneficial owner of 9,371,864 shares of Common Stock held for its own account (approximately 13.7% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3 (d)(1)(i) under the Act).

(v) Institutional Advisors III may be deemed to be the beneficial owner of 9,371,864 shares of Common Stock (approximately 13.7% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of 9,371,864 shares of Common Stock held for the account of Institutional Partners III.

(vi) Fund Management may be deemed to be the beneficial owner of 10,250,000 shares of Common Stock (approximately 14.95% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of all of the shares of Common Stock otherwise described in this Item 5 by virtue of Fund Management’s investment management agreement with Master Account, Capital Partners (100) and Institutional Partners III.

(vii) MHR Holdings may be deemed to be the beneficial owner of 10,250,000 shares of Common Stock (approximately 14.95% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of all of the shares of Common Stock otherwise described in this Item 5 by virtue of MHR Holdings’ position as the managing member of Fund Management.

(viii) Dr. Rachesky may be deemed to be the beneficial owner of 10,250,000 shares of Common Stock (approximately 14.95% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of all of the shares of Common Stock otherwise described in this Item 5 by virtue of Dr. Rachesky’s position as the managing member of each of Advisors, Institutional Advisors III and MHR Holdings.

(b) (i) Master Account may be deemed to have (x) the sole power to direct the disposition of 774,607 shares of Common Stock which may be deemed to be beneficially owned by Master Account as described above, and (y) the sole power to direct the voting of 774,607 shares of Common Stock which may be deemed to be beneficially owned by Master Account as described above.

Page 9 of 11 Pages

(ii) Capital Partners (100) may be deemed to have (x) the sole power to direct the disposition of 103,529 shares of Common Stock which may be deemed to be beneficially owned by Capital Partners (100) as described above, and (y) the sole power to direct the voting of 103,529 shares of Common Stock which may be deemed to be beneficially owned by Capital Partners (100) as described above.

(iii) Advisors may be deemed to have (x) the sole power to direct the disposition of 878,136 shares of Common Stock which may be deemed to be beneficially owned by Advisors as described above, and (y) the sole power to direct the voting of 878,136 shares of Common Stock which may be deemed to be beneficially owned by Advisors as described above.

(iv) Institutional Partners III may be deemed to have (x) the sole power to direct the disposition of 9,371,864 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners III as described above, and (y) the sole power to direct the voting of 9,371,864 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners III as described above.

(v) Institutional Advisors III may be deemed to have (x) the sole power to direct the disposition of 9,371,864 shares of Common Stock which may be deemed to be beneficially owned by Institutional Advisors III as described above, and (y) the sole power to direct the voting of 9,371,864 shares of Common Stock which may be deemed to be beneficially owned by Institutional Advisors III as described above.

(vi) Fund Management may be deemed to have (x) the sole power to direct the disposition of 10,250,000 shares of Common Stock which may be deemed to be beneficially owned by Fund Management as described above, and (y) the sole power to direct the voting of 10,250,000 shares of Common Stock which may be deemed to be beneficially owned by Fund Management as described above.

(vii) MHR Holdings may be deemed to have (x) the sole power to direct the disposition of 10,250,000 shares of Common Stock which may be deemed to be beneficially owned by MHR Holdings as described above, and (y) the sole power to direct the voting of 10,250,000 shares of Common Stock which may be deemed to be beneficially owned by MHR Holdings as described above.

(viii) Dr. Rachesky may be deemed to have (x) the sole power to direct the disposition of 10,250,000 shares of Common Stock which may be deemed to be beneficially owned by Dr. Rachesky as described above, and (y) the sole power to direct the voting of 10,250,000 shares of Common Stock which may be deemed to be beneficially owned by Dr. Rachesky as described above.

(c) See Annex A.

(d) (i) The partners of Master Account, including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, Common Stock held for the account of Master Account in accordance with their partnership interests in Master Account.

(ii) The partners of Capital Partners (100), including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, Common Stock held for the account of Capital Partners (100) in accordance with their partnership interests in Capital Partners (100).

(iii) The partners of Institutional Partners III, including Institutional Advisors III, have the right to participate in the receipt of dividends from, or proceeds from the sale of, Common Stock held for the account of Institutional Partners III in accordance with their partnership interests in Institutional Partners III.

(e) Not Applicable.

Page 10 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: July 10, 2012	MHR INSTITUTIONAL PARTNERS III LP

	By:	MHR Institutional Advisors III LLC,
its General Partner

	By:	/s/ Janet Yeung
	Name:	Janet Yeung
	Title:	Authorized Signatory

MHR INSTITUTIONAL ADVISORS III LLC

	By:	/s/ Janet Yeung
	Name:	Janet Yeung
	Title:	Authorized Signatory

MHR FUND MANAGEMENT LLC

	By:	/s/ Janet Yeung
	Name:	Janet Yeung
	Title:	Authorized Signatory

MHR HOLDINGS LLC

	By:	/s/ Janet Yeung
	Name:	Janet Yeung
	Title:	Authorized Signatory

MARK H. RACHESKY, M.D.

	By:	/s/ Janet Yeung, Attorney in Fact

Page 11 of 11 Pages

Annex A

Transaction Date	Person Named in Item 5(a)	Common Stock Acquired	Weighted Average Price ($) [1] [2]	Price Range ($)	Description of Transaction

July 9, 2012	Master Account	47,926	23.7387	23.19 - 24.095	Open Market Purchase

July 9, 2012	Capital Partners (100)	6,389	23.7387	23.19 - 24.095	Open Market Purchase

July 9, 2012	Institutional Partners III	545,685	23.7387	23.19 - 24.095	Open Market Purchase

July 10, 2012	Master Account	25,094	23.2338	22.92 - 23.75	Open Market Purchase

July 10, 2012	Capital Partners (100)	3,345	23.2338	22.92 - 23.75	Open Market Purchase

July 10, 2012	Institutional Partners III	285,724	23.2338	22.92 - 23.75	Open Market Purchase

(1)	Excluding commissions.
(2)	The Reporting Persons undertake to provide, upon request by the Staff of the Securities and Exchange Commission, full information regarding the number of shares of Common Stock purchased at each separate price.